Exhibit 99.1

No. 54/08

PRESS RELEASE AND EARLY WARNING REPORT

(a)	Name and address of offeror:

IAMGOLD Corporation ("IAMGOLD")
401 Bay Street, Suite 3200
PO Box 153
Toronto, Ontario
M5H 2Y4

(b)
The designation and number or principal amount of securities and the offeror's securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On August 29, 2008, IAMGOLD filed with the Autorité des Marchés Financiers (the French financial services regulator) (the "France AMF") an offer to purchase (the "Offer") all of the issued and outstanding common shares of Euro Resources S.A. ("Euro Resources") at a purchase price of €1.20 per Share. The Offer was made pursuant to French securities laws and was exempt from take-over bid requirements of Canadian securities laws. The Offer initially opened on October 6, 2008 and ended on November 21, 2008. The initial Offer results (before reopening of the Offer, as described below) were announced by the France AMF on December 2, 2008 and, on December 5, 2008, IAMGOLD acquired 40,397,360 common shares of Euro Resources.

The Offer was reopened from December 4, 2008 to December 17, 2008. The results of the reopened Offer were announced by the France AMF on December 23, 2008. In connection with the reopened Offer, IAMGOLD acquired today an additional 9,441,182 common shares of Euro Resources.

(c)
The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

IAMGOLD holds 49,838,542 of the 62,496,461 common shares of Euro Resources currently outstanding (which includes the 1,905,001 common shares of Euro Resources issued pursuant to the exercise of options by certain directors and officers of Euro Resources during the course of the

Offer and the reopened Offer) representing 79.75% of the issued and outstanding shares of Euro Resources.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)	the offeror, either alone or together with any joint actors, has ownership and control:

IAMGOLD holds, directly or indirectly through its subsidiary IAMGOLD-Québec Management Inc., 52,838,639 of the 62,496,461 common shares of Euro Resources currently outstanding (which includes the 1,905,001 common shares of Euro Resources issued pursuant to the exercise of options by certain directors and officers of Euro Resources during the course of the Offer and the reopened Offer) representing 84.55% of the issued and outstanding shares of Euro Resources.

(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

N/A.

(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A.

(e)	Market where the transaction or occurrence took place:

N/A

(f)
The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

On December 30, 2008, the aggregate value, in Canadian dollars, calculated on the basis of the exchange rate in effect on such date, of the consideration paid by IAMGOLD for the common shares of Euro Resources was $19,618,020.90 (€11,329,418.40).

(g)
The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

EURO and the IAMGOLD group of companies have similar interests in the gold industry and share an economic interest in an asset, the Rosebel gold mine. IAMGOLD has a 95% indirect interest in Rosebel Gold Mines N.V., the owner of the mining rights and assets comprising the Rosebel gold mine; and EURO's principal business activity is its holding of the Rosebel Royalty. The Offer was motivated by IAMGOLD's desire to increase its economic interest in the Rosebel gold mine with a view to rationalizing the structure of the mine, and reducing cash costs at the mine by effectively eliminating royalty payments on a consolidated basis.

IAMGOLD reserves the right (x) to continue to purchase shares of Euro Resources on the market, and, if it then meets all conditions set forth by applicable laws and regulations (including direct or indirect ownership of at least 95% of the share capital and voting rights of Euro Resources), (y) to implement all steps required in order to complete a compulsory acquisition (retrait obligatoire) of the shares of Euro Resources. IAMGOLD intends, to the fullest extent possible, to implement a legal integration of Euro Resources within the IAMGOLD group of companies, it being specified that the determination of the appropriate mechanism will require further analysis.

(h)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A.

(i)	The names of any joint actors in connection with the disclosure required by this report:

IAMGOLD-Québec Management Inc.

(j)
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror;

See (f) above.

(k)
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

N/A.

(l)	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

The reopened Offer was made pursuant to French securities laws and was exempt from take-over bid requirements of Canadian securities laws pursuant to a decision of Canadian securities regulatory authorities which is effective in all Canadian provinces. The reopened Offer was made concurrently in France and in Canada. The reopened Offer was being made on the same terms and completion of the reopened Offer was subject to the same conditions in both jurisdictions.

For further information please contact:

IAMGOLD Corporation:

Elaine Ellingham
SVP, Investor Relations & Communications
Tel: 416 360 4743 Toll-free: 1-888-IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.